North Penn Bancorp Letterhead

March 24, 2005

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street NW

Washington, DC 20549

Re:	North Penn Bancorp, Inc.
Registration Statement on Form SB-2
(No. 333-121121)

Ladies and Gentlemen:

The undersigned hereby requests that the effectiveness of the Registration Statement of North Penn Bancorp, Inc. (the “Company”) on Form SB-2 (No. 333-121121), for the registration of 2,246,002 shares of common stock of the Company, be accelerated so that such Registration Statement will become effective at 3:30 p.m. on March 28, 2005, or as soon thereafter as practicable.

We acknowledge that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to call me at (570) 344-6113 or Corey D. O’Brien, Esq. at (570) 335-1192.

Sincerely, NORTH PENN BANCORP, INC.

/s/ Frederick L. Hickman
Frederick L. Hickman President and Chief Executive Officer

[Ryan Beck & Co., Inc. Letterhead]

March 24, 2005

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street NW

Washington, DC 20549

Re:	North Penn Bancorp, Inc.
Registration Statement on Form SB-2
Request for Acceleration of Effectiveness
File No. 333-121121

Ladies and Gentlemen:

Ryan Beck & Co., Inc. hereby respectfully requests that the above referenced Registration Statement on Form SB-2 be declared effective on March 28, 2005, at 3:30 p.m. or as soon thereafter as practicable.

Very truly yours,

/s/ Michael Rasmussen
Michael Rasmussen Managing Director